Exhibit 3.11
LILIS ENERGY, INC.
#5885678
SECOND AMENDED AND RESTATED
CERTIFICATE OF DESIGNATION OF PREFERENCES,
RIGHTS AND LIMITATIONS
OF
SERIES C-1 9.75% PARTICIPATING PREFERRED STOCK
and
SERIES C-2 9.75% PARTICIPATING PREFERRED STOCK
PURSUANT TO SECTION 78.1955 OF THE
NEVADA REVISED STATUTES
The undersigned, Ronald D. Ormand and Joseph C. Daches, do hereby certify that:
1.    They are the Executive Chairman and Executive Vice President, Chief Financial Officer and Treasurer, respectively, of Lilis Energy, Inc., a Nevada corporation (the “Corporation”).
2.    The Corporation is authorized to issue 10,000,000 shares of preferred stock, of which, after giving effect to (i) this Certificate of Designation (as defined below), (ii) that certain Amended and Restated Certificate of Designation of Preferences, Rights and Limitations of Series D 8.25% Participating Preferred Stock, dated as of as of March 5, 2019, (iii) that certain Certificate of Designation of Preferences, Rights and Limitations of Series E 8.25% Convertible Participating Preferred Stock, dated as of March 5, 2019, and (iv) that certain Certificate of Designation of Preferences, Rights and Limitations of Series F 9.00% Participating Preferred Stock, dated as of March 5, 2019, (a) 100,000 are designated as “Series C-1 9.75% Participating Preferred Stock”, (b) 25,000 shares are designated as “Series C-2 9.75% Participating Preferred Stock”, (c) 39,254 are designated as “Series D 8.25% Participating Preferred Stock” (the “Series D Preferred Stock”), (d) 60,000 are designated as “Series E 8.25% Convertible Participating Preferred Stock” (the “Series E Preferred Stock”) and (e) 55,000 shares are designated as “Series F 9.00% Participating Preferred Stock” (the “Series F Preferred Stock”).
3.    The following resolutions were duly adopted by the board of directors of the Corporation (the “Board of Directors”) on March 4, 2019 in accordance with the provisions of the Articles of Incorporation, the bylaws of the Corporation and applicable law, providing for the amendment and restatement of the Amended Certificate of Designation of Preferences, Rights and Limitations of Series C-1 9.75% Convertible Participating Preferred Stock and Series C-2 Convertible Participating Preferred Stock of the Corporation filed with the Secretary of State of the State of Nevada on October 10, 2018 (the “Amended Certificate of Designation”) in the form of this Second Amended and Restated Certificate of Designation of Preferences, Rights and Limitations of Series C-1 9.75% Participating Preferred Stock and Series C-2 9.75% Participating Preferred Stock (this “Certificate of Designation”):
WHEREAS, the Articles of Incorporation of the Corporation provide for a class of its authorized stock known as preferred stock, consisting of 10,000,000 shares, $0.0001 par value per share, issuable from time to time in one or more series; and
WHEREAS, the Articles of Incorporation authorize the Board of Directors to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series of Preferred Stock and the designation thereof.
NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby approve and adopt this Certificate of Designation, as set forth below, amending and restating the Amended Certificate of Designation in its entirety, and that this Certificate of Designation shall become effective upon filing this Certificate of Designation with the Secretary of State of the State of Nevada:
TERMS OF PREFERRED STOCK
Section 1.Definitions. For the purposes hereof, the following terms shall have the following meanings:
“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 of the Securities Act; provided, that no portfolio company of a Holder or its Affiliates shall be considered or otherwise deemed an Affiliate thereof.
“Articles of Incorporation” shall mean the Amended and Restated Articles of Incorporation of the Corporation, dated as of October 10, 2011, as amended from time to time.
“Board of Directors” shall have the meaning set forth in the Preamble.
“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York or Texas are authorized or required by law or other governmental action to close.
“C-1 Original Issue Date” means January 31, 2018.
“C-2 Original Issue Date” means October 10, 2018.
“Change of Control” means:
(a)    any “person” or “group” (as such terms are used in sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), other than (i) any Holder, (ii) Värde, (iii) any holder of Series E Preferred Stock or (iv) any Affiliate of any Person specified in the preceding clauses (i)-(iii), is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person or group shall be deemed to have “beneficial ownership” (within the meaning of Rule 13d-3 under the Exchange Act) of all shares that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the outstanding capital stock (excluding any debt securities convertible into equity) normally entitled to vote in the election of directors of the Corporation (or its successor by merger, consolidation or purchase of all or substantially all of its assets) (provided, for the avoidance of doubt, that, for purposes of the foregoing, shares of preferred stock of any series shall not be considered to be normally entitled to vote in the election of directors by reason of any right of the holders of shares of preferred stock of such series to elect or appoint one or more directors voting or acting separately as a class);
(b)    except as permitted by Section 6.04 of the Specified Second Lien Credit Agreement, a disposition by the Corporation or a Subsidiary pursuant to which the Corporation or any Subsidiary sells, leases, licenses, transfers, assigns or otherwise disposes, in one or a series of related transactions, all or substantially all of the properties and assets of the Corporation and its Subsidiaries taken as a whole;
(c)    the Corporation’s stockholders approve any plan relating to the liquidation or dissolution of the Corporation; or
(d)    the occurrence of a “Change of Control” (or similar term) as such term is defined in any of (i) the RBL Credit Agreement or (ii) any other credit facility, indenture or other similar instrument of the Corporation or its Subsidiaries under which indebtedness of the Corporation or its Subsidiaries of at least $5 million is outstanding at the time of such occurrence or at any point in the 90 days prior thereto.
“Commission” means the United States Securities and Exchange Commission.
“Common Stock” means the Corporation’s common stock, par value $0.0001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed.
“Common Stock Equivalents” means any securities of the Corporation or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.
“Corporation” shall have the meaning set forth in the Preamble.
“Dividend Payment Date” shall have the meaning set forth in Section 3(b).
“Dividend Rate” means (i) on or prior to April 26, 2021, 9.75% per annum and (ii) following April 26, 2021, 12.00% per annum; provided, that if, for any Dividend Payment Date after April 26, 2021, dividends on the Preferred Stock are not paid in full in cash on such Dividend Payment Date, then the Dividend Rate for the dividends payable on such Dividend Payment Date (but not on any subsequent Dividend Payment Date on which such dividends are paid in full in cash) shall be 15.00% per annum.
“GAAP” means United States generally accepted accounting principles.
“Holder” shall have the meaning given such term in Section 3(a).
“Holder Majority” means the Holders of a majority of the outstanding shares of Preferred Stock.
“Investor Director” shall have the meaning set forth in Section 11(a).
“Junior Preferred Stock PIK Dividends” means any dividends on any shares of preferred stock of the Corporation that are Junior Securities to the extent such dividends are paid solely in the form of additional shares of such preferred stock or by increase to the stated value or liquidation preference thereof (or other similar term or amount) in accordance with the terms of such preferred stock.
“Junior Securities” means the Common Stock (and Common Stock Equivalents) and all other classes of the Corporation’s common stock and each other class of capital stock or series of preferred stock, the terms of which do not expressly provide that such class or series ranks senior to or on parity with the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Corporation.
“Liquidation” shall have the meaning set forth in Section 6.
“March Transaction Agreement” means the Transaction Agreement, dated as of March 5, 2019, by and among the Corporation and the original holders of Series E Preferred Stock and Series F Preferred Stock, as amended, modified or supplemented from time to time in accordance with its terms.
“October Transaction Agreement” means the Transaction Agreement, dated as of October 10, 2018, by and among the Corporation and the original Holders of C-2 Preferred Stock, as amended, modified or supplemented from time to time in accordance with its terms.
“Officer” shall mean the Executive Chairman, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer, the Secretary, any Assistant Secretary or any Assistant Treasurer of the Corporation.
“Optional Redemption” shall have the meaning set forth in Section 8(a).
“Optional Redemption Amount” shall have the meaning set forth in Section 8(b).
“Optional Redemption Date” shall have the meaning set forth in Section 8(a).
“Optional Redemption Notice” shall have the meaning set forth in Section 8(a).
“Optional Redemption Notice Date” shall have the meaning set forth in Section 8(a).
“Original Issue Date” means (i) the C‑1 Original Issue Date, with respect to the Series C-1 Preferred Stock, and (ii) the C‑2 Original Issue Date, with respect to the Series C-2 Preferred Stock.
“Parity Securities” shall mean any class of capital stock or series of preferred stock, the terms of which expressly provide that such class or series will rank on a parity with the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Corporation.
“Participation Price” means $7.00; provided that (a) if the Corporation shall, at any time or from time to time after the Original Issue Date, (i) pay a dividend or make any other distribution upon the Common Stock payable in shares of Common Stock, or (ii) subdivide (by any stock split, recapitalization or otherwise) its outstanding shares of Common Stock into a greater number of shares of Common Stock, the Participation Price in effect immediately prior to any such dividend, distribution or subdivision shall be proportionately reduced; and (b) if the Corporation at any time combines (by combination, reverse stock split or otherwise) its outstanding shares of Common Stock into a smaller number of shares, the Participation Price in effect immediately prior to such combination shall be proportionately increased. Any adjustment under clause (a) or (b) of the preceding sentence of this definition shall become effective at the close of business on the date the dividend, subdivision or combination becomes effective.
“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.
“Preferred Stock” shall have the meaning set forth in Section 2(a).
“Purchase Agreement” means the Securities Purchase Agreement, dated as of January 30, 2018, among the Corporation and the original Holders of C-1 Preferred Stock, as amended, modified or supplemented from time to time in accordance with its terms.
“RBL Credit Agreement” means that certain Second Amended and Restated Senior Secured Revolving Credit Agreement, dated as of October 10, 2018, by and among the Corporation, the guarantors from time to time party thereto, the lenders party thereto and BMO Harris Bank, N.A., as administrative agent and collateral agent, as amended by the First Amendment and Waiver thereto, dated as of March 1, 2019, and as further amended from time to time (in accordance with this Certificate of Designation).
“Record Date” means, with respect to any issuance, dividend or distribution declared, paid or made on or with respect to any capital stock of the Corporation, the date fixed for the determination of the stockholders entitled to receive such issuance, dividend or distribution.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.
“Senior Securities” shall mean each class of capital stock or series of preferred stock, the terms of which expressly provide that such class or series will rank senior to the Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Corporation, including the Series D Preferred Stock, the Series E Preferred Stock and the Series F Preferred Stock.
“Series C-1 Preferred Stock” shall have the meaning set forth in Section 2(a).
“Series C-2 Preferred Stock” shall shall have the meaning set forth in Section 2(a).
“Series D Preferred Stock” shall have the meaning set forth in the preamble.
“Series E Preferred Stock” shall have the meaning set forth in the preamble.
“Series F Preferred Stock” shall have the meaning set forth in the preamble.
“Specified Party” shall have the meaning set forth in Section 11(h).
“Specified Second Lien Credit Agreement” means that certain Credit Agreement, dated as of April 26, 2017, by and among the Corporation, the guarantors party thereto, the lenders party thereto and Wilmington Trust, National Association, as administrative agent, as amended, supplemented or otherwise modified and as in effect as of March 4, 2019, regardless of whether or not in effect as of any date thereafter.
“Stated Value” shall have the meaning set forth in Section 2(a).
“Subsidiary” means any direct or indirect subsidiary of the Corporation, including those set forth on Schedule 3.1(a) to the March Transaction Agreement, and any direct or indirect subsidiary of the Corporation formed or acquired after the date of the March Transaction Agreement.
“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange (or any successors to any of the foregoing).
“Transfer Agent” means Corporate Stock Transfer, the current transfer agent of the Corporation with a mailing address of 3200 Cherry Creek South Drive, Suite 430, Denver, Colorado 80209 and a facsimile number of (303) 282-5800, and any successor transfer agent of the Corporation.
“Värde” means (a) Värde Partners, Inc., its affiliated investment managers and funds or accounts managed by any of them (including the Värde Parties (as defined in the March Transaction Agreement) but excluding any portfolio companies that are owned in whole or in part by any of the foregoing) and (b) any partner, member, manager, principal, director or officer of any of the foregoing.
Section 2.    Designation, Amount and Par Value; Ranking.
(a)    The series of preferred stock established pursuant to this Certificate of Designation shall be designated as “Series C-1 9.75% Participating Preferred Stock” (the “Series C-1 Preferred Stock”) and the number of shares so designated and authorized shall be 100,000 (which shall not be subject to increase without the affirmative vote or written consent of a Holder Majority); and “Series C-2 9.75% Participating Preferred Stock” (the “Series C-2 Preferred Stock” and, together with the Series C-1 Preferred Stock, the “Preferred Stock”) and the number of shares so designated and authorized shall be 25,000 (which shall not be subject to increase without the affirmative vote or written consent of a Holder Majority). Each share of Preferred Stock shall have an initial par value of $0.0001 per share and an initial stated value equal to $1,000.00 per share, subject to increase as set forth in Section 3 below (the “Stated Value”).
(b)    The Preferred Stock, with respect to dividend rights and rights upon the liquidation, winding-up or dissolution of the Corporation, ranks: (i) senior in all respects to all Junior Securities; (ii) pari passu with all Parity Securities; and (iii) junior in all respects to all Senior Securities, in each case, as provided more fully herein.
Section 3.    Dividends.
(a)    Participating Dividends. Without limiting Section 10 of this Certificate of Designation, for so long as any shares of Preferred Stock are outstanding, no dividend or other distribution (other than any stock dividend or distribution on the Common Stock payable in shares of Common Stock, any distribution of rights pursuant to a stockholder rights plan or any distribution upon a Liquidation) may be declared or paid on the Common Stock or to the holders thereof unless the holders of the Preferred Stock (each, a “Holder” and collectively, the “Holders”) receive, simultaneously with the distribution to the holders of the Common Stock, a dividend or other distribution of such securities, cash or other property in an amount equal to the amount of such securities, cash or other property as the Holders would have received if, immediately prior to the Record Date for such distribution, each then-outstanding share of the Preferred Stock had been converted into a number of shares of the Common Stock equal to (i) the then applicable Optional Redemption Amount divided by (ii) the then-applicable Participation Price (regardless of the fact that shares of the Preferred Stock are not convertible into Common Stock).
(b)    Dividends in Cash or in Kind. In addition to participation in cash dividends on, or distributions to, Common Stock as set forth in Section 3(a), Holders shall be entitled to receive, and the Corporation shall pay (prior to any distributions made in respect of any Junior Securities (or contemporaneously therewith in the case of Junior Preferred Stock PIK Dividends) and prior to or contemporaneously with any distributions made in respect of any Parity Securities, in each case in respect of the same fiscal quarter), cumulative dividends per share (as a percentage of the Stated Value per share) at the Dividend Rate, payable and compounded quarterly in arrears on January 1, April 1, July 1 and October 1, beginning on the first such date after the Original Issue Date (each such date, a “Dividend Payment Date”) (if any Dividend Payment Date is not a Business Day, the applicable payment, if paid in cash, shall be due on the next succeeding Business Day, and no interest or dividends on such payment shall accrue or accumulate in respect of such delay), in (i) cash out of funds legally available therefor, (ii) by an increase in the Stated Value of the Preferred Stock, or (iii) any combination of clause (i) and (ii), in each case, in an amount equal to the accrued but unpaid dividends due to a Holder in respect of each share of Preferred Stock on the Dividend Payment Date. For the avoidance of doubt, any dividends paid by an increase in the Stated Value pursuant to this Section 3(b) shall be deemed to have been paid in full for all purposes and (ii) the Series C-1 Preferred Stock and the Series C-2 Preferred Stock shall be paid on a pari-passu basis, including as to the time of payment and the type and combination of dividends paid pursuant to the immediately foregoing sentence. The default method of payment shall be an increase in the Stated Value unless, at least five Business Days prior to a Dividend Payment Date, the Corporation provides written notice to the Holders of its election to pay in cash and such cash payment is actually and timely made. Dividends shall be paid pro rata for any partial quarter.
(c)    Dividend Calculations. Dividends on the Preferred Stock shall be calculated on the basis of a 360-day year, consisting of twelve 30 calendar day periods, shall accrue daily commencing on the Original Issue Date and shall be deemed to accrue from such date whether or not declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends.
Section 4.    Maturity. The Preferred Stock shall be perpetual unless redeemed in accordance with this Certificate of Designation.
Section 5.    Voting Rights.
(a)    The Holders in such capacity will not have the right to vote with the holders of Common Stock as a single class on any matter.
(b)    Each Holder will have one vote per share of Preferred Stock on any matter on which Holders of Preferred Stock are entitled to vote separately as a class, whether at a meeting or by written consent.
Section 6.    Liquidation. Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary (a “Liquidation”), the Holders shall be entitled to receive, in respect of each share of Preferred Stock, out of the assets, whether capital or surplus, of the Corporation an amount equal to the greater of (i) the then-applicable Optional Redemption Amount and (ii) the proceeds the Holders would be entitled to receive if, immediately prior to the payment of such amount, each then-outstanding share of the Preferred Stock had been converted into a number of shares of the Common Stock equal to (i) the then-applicable Optional Redemption Amount divided by (ii) the then-applicable Participation Price (regardless of the fact that shares of the Preferred Stock are not convertible into Common Stock), after any amount shall be paid to holders of any Senior Securities, before any distribution or payment shall be made to the holders of any Junior Securities, and if the assets of the Corporation shall be insufficient to pay in full such amounts payable to Holders and the amounts payable to the holders of any Parity Securities, then the entire assets to be distributed to the Holders and the holders of any Parity Securities shall be ratably distributed among the Holders and the holders of any Parity Securities in accordance with the respective amounts that would be payable on shares of Preferred Stock and any Parity Securities if all amounts payable thereon were paid in full. A Change of Control shall not be deemed a Liquidation. The Corporation shall mail written notice of any such Liquidation, not less than 45 days prior to the payment date stated therein, to each Holder.
Section 7.    [Intentionally Omitted].
Section 8.    Optional Redemption.
(a)    Optional Redemption at Election of Corporation. Subject to the provisions of this Section 8 and Section 9, at any time after the Original Issue Date, the Corporation may deliver a notice to the Holders (an “Optional Redemption Notice” and the date such notice is deemed delivered hereunder, the “Optional Redemption Notice Date”) of its election (which shall be irrevocable but may be conditioned on the occurrence of any one or more events) to redeem some or all of the then-outstanding Preferred Stock, for cash in an amount equal to the Optional Redemption Amount on the 20th Business Day following the Optional Redemption Notice Date (such date, the “Optional Redemption Date” and such redemption, the “Optional Redemption”).
(b)    Optional Redemption Amount. Each share of Preferred Stock redeemed pursuant to this Section 8 shall be redeemed by paying cash in an amount equal to (i)(1) the applicable Stated Value multiplied by (2) 125.0%, plus (ii) all accrued but unpaid dividends thereon and all liquidated damages and other amounts due in respect of such Preferred Stock as of the Optional Redemption Date (such amount, the “Optional Redemption Amount”).
(c)    Redemption Procedure. The payment of cash pursuant to an Optional Redemption shall be made on the Optional Redemption Date. If any portion of the cash payment for an Optional Redemption has not been paid by the Corporation on the Optional Redemption Date, interest shall accrue thereon until such amount is paid in full at a rate equal to the lesser of 15% per annum or the maximum rate permitted by applicable law.
(d)    Limitations on Redemption.
(i)    Any Optional Redemption by the Corporation must be of Preferred Stock having a minimum aggregate Stated Value of $20 million as of the Optional Redemption Notice Date (or such lesser amount if such Optional Redemption is for all of the remaining Preferred Stock).
(ii)    The Corporation may consummate no more than one partial Optional Redemption within any 6-month period.
(iii)    Any Optional Redemption shall be applied ratably to all of the Holders based on each Holder’s relative ownership of shares of Preferred Stock.
(iv)    The Preferred Stock shall only be redeemable as expressly set forth in this Section 8 and Section 9.
Section 9.    Change of Control. On or before the 20th Business Day prior to the consummation of a Change of Control (or, if later, promptly after the Corporation discovers that a Change of Control has occurred or will occur), the Corporation shall provide written notice thereof to the Holders, and in connection with any such Change of Control, each Holder may elect one of the following options (subject to such Change of Control having actually occurred or actually occurring) by notice given to the Corporation within 20 Business Days after the date the Corporation provides such written notice (it being understood that if a Holder fails to timely provide notice of its election to the Corporation, such Holder shall be deemed to have elected the option set forth in clause (a) below):
(a)    cause the Corporation to redeem all of such Holder’s shares of Preferred Stock for cash in an amount per share of Preferred Stock equal to (i) the applicable Optional Redemption Amount in effect immediately prior to the consummation of such Change of Control plus (ii)(x) the applicable Stated Value in effect immediately prior to the consummation of such Change of Control multiplied by (y) 2.5%; or
(b)    subject to the Corporation’s (or, if the Corporation is not the surviving entity of such Change of Control, the Corporation’s successor’s) right to redeem the Preferred Stock pursuant to Section 8, continue to hold such Holder’s shares of Preferred Stock.
Section 10.    Negative Covenants.
(a)    As long as any shares of Preferred Stock are outstanding, without the prior affirmative vote or prior written consent of a Holder Majority, the Corporation shall not, directly or indirectly (whether by way of amendment to the charter documents, merger, recapitalization, or otherwise):
(i)    amend, alter, modify or repeal the Articles of Incorporation or the bylaws of the Corporation, in any manner that materially and adversely affects any rights, preferences, privileges or voting powers of the Preferred Stock or Holders;
(ii)    issue, authorize or create, or increase the issued or authorized amount of, Preferred Stock, any class or series of Senior Securities or any Parity Securities or security convertible into or evidencing the right to purchase any shares of Preferred Stock, Senior Securities or Parity Securities other than equity, the proceeds of which, are used to immediately redeem all of the outstanding shares of Preferred Stock in accordance with Section 8;
(iii)    declare or pay any dividends or distributions on, or redeem or repurchase, or permit any of its controlled Subsidiaries to redeem or repurchase, shares of Common Stock or any other shares of Junior Securities other than:
(1)    Junior Preferred Stock PIK Dividends;
(2)    any stock dividend or distribution on the Common Stock payable in shares of Common Stock;
(3)    any distribution of rights pursuant to a stockholder rights plan with respect to the Common Stock;
(4)    any distribution upon a Liquidation; and
(5)    redemptions of incentive equity of the Corporation or its Subsidiaries held by employees of the Corporation or its Subsidiaries in connection with the administration of any employee benefit plan of the Corporation in the ordinary course of business;
(iv)    authorize, issue or transfer, or permit any of its controlled Subsidiaries to authorize, issue or transfer, any equity (including any obligation or security convertible into, exchangeable for or evidencing the right to purchase any such equity) in any Subsidiary other than (1) equity issued or transferred to the Corporation or another wholly-owned Subsidiary of the Corporation or (2) equity, the proceeds of which, are used to immediately redeem all of the outstanding shares of Preferred Stock in accordance with Section 8; or
(v)    subject to right of the holders of Common Stock to amend the provisions of the bylaws of the Corporation relating to the number of directors constituting the entire Board of Directors or the manner in which such number of directors is determined (but, for the sake of clarity, without limiting the Holders’ rights pursuant to Section 11), modify the number of directors constituting the entire Board of Directors at any time when the Holders have the right to designate an Investor Director pursuant to Section 11; provided, that the Corporation may increase the number of directors constituting the entire Board of Directors without the consent of a Holder Majority if the Holders are given the right to designate one or more additional Investor Directors as necessary to cause the number of Investor Director(s) the Holders have the right to designate relative to the number of directors constituting the entire Board of Directors to be in the same proportion prior to such increase, rounded up or down to the nearest whole number of directors.
(b)    For so long as shares of Preferred Stock having an aggregate Optional Redemption Amount of at least $50 million are outstanding, without the prior affirmative vote or prior written consent of a Holder Majority, the Corporation shall not, and shall not permit any of its controlled Subsidiaries to, directly or indirectly:
(i)    incur any indebtedness or permit to exist any liens on any of the Corporation’s or its Subsidiaries assets or properties, other than (1) indebtedness expressly permitted under Section 6.02 of the Specified Second Lien Credit Agreement and (2) liens expressly permitted under Section 6.03 of the Specified Second Lien Credit Agreement, in each case without regard to any requirements set forth in such sections of the Specified Second Credit Agreement related to an “Approved Intercreditor Agreement” or any subordination or pledge of intercompany indebtedness among the Corporation and its Subsidiaries; provided, that, the Corporation shall only be permitted to refinance, and incur corresponding liens in connection with any refinancing of, “Revolving Debt Obligations,” “Obligations” and/or any refinancing debt in respect thereof, as applicable and as each such term is defined in the Specified Second Lien Credit Agreement, in each case, (A) with indebtedness (I) the principal amount of which does not exceed the sum of (x) the total outstanding principal amount of such debt being refinanced, plus (y) any usual and customary accrued and unpaid interest, premium, fees and costs and expenses thereon and (II) that does not contain terms and conditions that are materially adverse to the Preferred Stock or the interests of the Holders relative to the terms and conditions of the indebtedness being refinanced and (B) if, following the incurrence of any such indebtedness and after giving pro forma effect to the incurrence of such indebtedness and the application of proceeds thereof and the occurrence of any material acquisitions and/or dispositions on or prior to such date of determination, the Corporation delivers an officers’ certificate certifying that the Proved Developed Producing Coverage Ratio (as defined in the Specified Second Lien Credit Agreement) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such indebtedness is incurred would be greater than 1.40:1.00;
(ii)    enter into, adopt or agree to any “restricted payment” provisions (or other similar provisions that restrict or limit the payment of dividends on, or the redemption of, the Preferred Stock) under any credit facility, indenture or other similar instrument of the Corporation or its Subsidiaries (including, for the avoidance of doubt, the RBL Credit Agreement) that would be more restrictive on the payment of dividends on, or redemption of, the Preferred Stock than those existing as of the Original Issue Date (provided that, for the avoidance of doubt, any decrease in the amount available to make restricted payments under any such provisions that are the result of the Corporation utilizing capacity under such provisions or any decrease in capacity as a result of the operation of such provisions as set forth in any such credit facility, indenture or other similar instrument as of the Original Issue Date shall not require the consent of the Holders pursuant to this Section 10(b)(ii));
(iii)    liquidate or dissolve the Corporation;
(iv)    enter into any material new line of business or fundamentally change the nature of the Corporation’s business (including, for the avoidance of doubt, any acquisition of oil and gas properties outside the Permian Basin);
(v)    enter into any transaction with any Affiliate of the Corporation which would be required to be disclosed in any public filing with the Commission, unless such transaction is made on an arm’s-length basis and expressly approved by a majority of the disinterested directors of the Corporation (even if less than a quorum otherwise required for board approval);
(vi)    make any dispositions of assets or property of the Corporation or its Subsidiaries other than dispositions of the kind that would be expressly permitted under Section 6.05 of the Specified Second Lien Credit Agreement; provided that any reference to the Majority Lenders in such section shall be deemed to refer to a Holder Majority mutatis mutandis;
(vii)    make any loans or investments of the Corporation or its Subsidiaries other than loans or investments of the kind that would be expressly permitted under Section 6.07 of the Specified Second Lien Credit Agreement, provided that any reference to the Majority Lenders in such section shall be deemed to refer to a Holder Majority mutatis mutandis; or
(viii)    (1) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (2) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in this clause (viii), (3) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Corporation or any Subsidiary or for a substantial part of its assets, (4) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (5) make a general assignment for the benefit of creditors or (6) take any action for the purpose of effecting any of the foregoing.
Section 11.    Board Representation Rights.
(a)    Subject to Section 11(b), without limiting other rights the Holders and their Affiliates may have (including pursuant to the March Transaction Agreement), from and after the Original Issue Date, the Holder Majority shall have the exclusive right (but not the obligation), voting separately as a class, to designate to the Board of Directors two directors (the “Investor Directors”) (subject to increase pursuant to Section 10(a)(v)) for as long as the aggregate Stated Value of all outstanding shares of the Preferred Stock is at least equal to $31,250,000.
(b)    Notwithstanding anything herein to the contrary, the number of Investor Directors the Holders shall be entitled to designate pursuant to Section 11(a) shall be reduced if, and only to the extent necessary in order to comply with applicable law or Trading Market rules (as directed in writing by the Commission or the Trading Market on which the Common Stock is then listed) so that the percentage of the number of directors constituting the entire Board of Directors represented by the number of Investor Directors does not exceed the percentage requirements of the Commission or such Trading Market.
(c)    Within 10 Business Days after notice to the Corporation by the Holder Majority of the identity of the person designated to be the initial Investor Directors, subject to confirmation by the Corporation that such initial Investor Directors meet the requirements of Section 11(f), the Corporation shall cause such person to be appointed to the Board of Directors as the initial Investor Director. The Corporation shall take all actions within its power to cause all designees designated pursuant to Section 11(a) to be appointed to the Board of Directors.
(d)    Each Investor Director designated pursuant to Section 11(a) shall serve until his or her successor is designated or his or her earlier death, disability, resignation or removal. Any vacancy or newly created directorship in the position of an Investor Director while the Holders have the right to appoint such Investor Directors pursuant to Section 11(a) may be filled only by the Holder Majority, subject to the fulfillment of the requirements set forth in Section 11(f). While the Holders have the right to appoint any Investor Director pursuant to Section 11(a), (i) such Investor Director may, during his or her term of office, be removed at any time, with or without cause, by and only by the Holders of not less than two-thirds of the outstanding shares of Preferred Stock, and (ii) the Holders, by and only by a Holder Majority, shall have the right to, at any time, with or without cause (A) cause such Investor Director to resign from his or her directorship, and (B) appoint a replacement Investor Director to fill the vacancy resulting from such resignation, , subject to the fulfillment of the requirements set forth in Section 11(f). Any Investor Director appointed pursuant to Section 11(a) shall be deemed to have agreed to resign from his or her directorship (and the Corporation shall recognize such resignation) upon exercise of the Holders’ rights set forth in clause (ii) of the immediately preceding sentence if such Investor Director shall have previously delivered to the Corporation a written letter of resignation stating that such Investor Director resigns his or her directorship effective upon any exercise of the Holders’ rights set forth in clause (ii) of the immediately preceding sentence.
(e)    At all times while an Investor Director is serving as a member or observer of the Board of Directors, and following any such Investor Director’s death, disability, resignation or removal, such Investor Director shall be entitled to all rights to indemnification and exculpation as are then made available to any other member or observer of the Board of Directors.
(f)    Notwithstanding anything to the contrary, any Investor Director shall be reasonably acceptable to the Board of Directors and the Nominating and Corporate Governance Committee thereof acting in good faith (provided, that, for the avoidance of doubt, any investment professional of Värde Partners, Inc. or its Affiliates shall be deemed reasonably acceptable) and satisfy all applicable Commission and stock exchange requirements regarding service as a regular director of the Corporation and shall comply in all material respects with the Corporation’s corporate governance guidelines as in effect from time to time.
(g)    The right to designate an Investor Director pursuant to Section 11(a) shall automatically terminate at such time as the condition set forth in Section 11(a) is not satisfied, and at such time, if requested in writing by the Corporation, any Investor Directors then serving on the Board of Directors in excess of the entitled amount (if less than all then Investor Directors, then as selected by the Holder Majority) shall promptly resign from the Board of Directors. For the avoidance of doubt, any such Investor Director shall not be required to resign from the Board of Directors pursuant to this Section 11(g) if such individual has then currently been appointed or designated as a director of the Corporation pursuant to a right to appoint or designate a director that is then in effect under another agreement with the Corporation or another certificate of designation of preferred stock of the Corporation, but such individual will no longer be an Investor Director under this Certificate of Designation.
(h)    To the fullest extent permitted by applicable law, the Corporation, on behalf of itself and its Subsidiaries, renounces any interest or expectancy of the Corporation and its Subsidiaries in, or in being offered an opportunity to participate in, any business opportunities that are from time to time presented to the Holders or any of their respective Affiliates or any of their respective agents, shareholders, members, partners, directors, officers, employees, investment manager, investment advisor, Affiliates or subsidiaries (other than the Corporation and its Subsidiaries), including any director or officer of the Corporation who is also an agent, shareholder, member, partner, director, officer, employee, investment manager, investment advisor, Affiliate or subsidiary of any Holder (each, a “Specified Party”), even if the business opportunity is one that the Corporation or its Subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, and no Specified Party shall have any duty to communicate or offer any such business opportunity to the Corporation or be liable to the Corporation or any of its Subsidiaries or any stockholder, including for breach of any fiduciary or other duty, as a director or officer or controlling stockholder or otherwise, and the Corporation shall indemnify each Specified Party against any claim that such Person is liable to the Corporation or its stockholders for breach of any fiduciary duty, by reason of the fact that such Person (i) participates in, pursues or acquires any such business opportunity, (ii) directs any such business opportunity to another Person or (iii) fails to present any such business opportunity, or information regarding any such business opportunity, to the Corporation or its Subsidiaries, unless, in the case of a Person who is a director or officer of the Corporation, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of the Corporation.
Section 12.    Issuance of Shares.
(a)    Each book-entry notation (and, if applicable, each certificate) representing shares of Preferred Stock shall bear a legend substantially to the following effect:
THE SECURITIES REPRESENTED BY THIS CERTIFICATE IDENTIFIED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT RELATING THERETO IS IN EFFECT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT OR SUCH LAWS.
THE SECURITIES REPRESENTED BY THIS CERTIFICATE IDENTIFIED HEREIN ARE SUBJECT TO TRANSFER AND OTHER RESTRICTIONS SET FORTH IN THE CERTIFICATE OF DESIGNATION AND A SECURITIES PURCHASE AGREEMENT, DATED AS OF JANUARY 30, 2018 // A TRANSACTION AGREEMENT, DATED AS OF OCTOBER 10, 2018, COPIES OF WHICH ARE ON FILE WITH THE SECRETARY OF THE ISSUER AND WILL BE PROVIDED WITHOUT COST, UPON WRITTEN REQUEST TO THE SECRETARY OF THE ISSUER.
(b)    Shares of Preferred Stock shall be in uncertificated, book-entry form as permitted by the bylaws of the Corporation and Nevada law. Within a reasonable time after the issuance or transfer of uncertificated shares and at least annually thereafter, the Corporation shall, or shall cause the Transfer Agent to, send to the registered owner thereof a written statement containing the information specified in Nevada Revised Statutes 78.235(5). Transfers of shares of Preferred Stock held in uncertificated, book-entry form shall be made only upon the transfer books of the Corporation kept at an office of the Transfer Agent upon receipt of proper transfer instructions from the registered owner of such uncertificated shares, or from a duly authorized attorney or from an individual presenting proper evidence of succession, assignment or authority to transfer such shares. The Corporation may refuse any requested transfer until furnished evidence reasonably satisfactory to it that such transfer is made in accordance with the terms of this Certificate of Designation.
Section 13.    Transfers.
(a)    Prior to July 31, 2018, without the consent of the Corporation, no Holder may transfer any Series C-1 Preferred Stock other than to an Affiliate of such Holder or in connection with a business combination transaction involving the Corporation. After July 31, 2018, the Series C-1 Preferred Stock shall be unrestricted and freely transferable, subject to applicable securities law binding upon such Holder or transfer.
(b)    Prior to April 10, 2019, without the consent of the Corporation, no Holder may transfer any any Series C-2 Preferred Stock other than to an Affiliate of such Holder or in connection with a business combination transaction involving the Corporation. After April 10, 2019, the Series C-2 Preferred Stock shall be unrestricted and freely transferable, subject to applicable securities law binding upon such Holder or transfer.
(c)    Notwithstanding anything to the contrary in Section 13(a) or Section 13(b), Holders may make a bona fide pledge of any or all of its Preferred Stock in connection with a bona fide loan or other extension of credit, and any foreclosure by any pledged under such loan or extension of credit on any such pledged Preferred Stock (or any sale thereof) shall not be considered a violation of Section 13(a) or Section 13(b) and the transfer of the Preferred Stock by a pledgee who has foreclosed on such loan or extension of credit shall not be considered a violation or breach of Section 13(a) or Section 13(b).
(d)    Any Person that becomes a Holder pursuant to a transfer under this Section 13 shall be subject to all of the terms and conditions of this Certificate of Designation.
Section 14.    Miscellaneous.
(a)    Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder shall be in writing and delivered personally, by facsimile, e-mail, or sent by a nationally recognized overnight courier service, addressed to the Corporation, at the address set forth above Attention: Joseph Daches, facsimile number (210) 999-5401, JDaches@lilisenergy.com or such other facsimile number, e-mail address or address as the Corporation may specify for such purposes by notice to the Holders delivered in accordance with this Section 14. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (i) the date of transmission (if there is no receipt of notice of a failed delivery to the notice party), if such notice or communication is delivered via e-mail attachment as set forth on the signature pages attached hereto at or prior to 5:30 p.m. (Houston, Texas time) on a Business Day, (ii) the next Business Day after the date of transmission (if there is no receipt of notice of a failed delivery to the notice party), if such notice or communication is delivered via e-mail attachment as set forth on the signature pages attached hereto on a day that is not a Business Day or later than 5:30 p.m. (Houston, Texas time) on any Business Day, (iii) the second Business Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (iv) upon actual receipt by the party to whom such notice is required to be given.
(b)    Information; Notice. If at any time while the Preferred Stock is outstanding the Corporation is not required to file reports under Section 13(a) or 15(d) of the Exchange Act, the Corporation shall provide to the Holders:
(i)    quarterly unaudited financial statements prepared in accordance with GAAP within 45 days after the end of each fiscal quarter, in each case, in form and substance acceptable to the Holder Majority;
(ii)    audited annual financial statements prepared in accordance with GAAP within 90 days after the end of each fiscal year of the Corporation (certified by an independent accounting firm of national standing); and
(iii)    annually, within 90 days after the end of the fiscal year, a reserve report prepared or audited by a third party engineering firm of national standing in accordance with Commission guidelines with an “as of” date of December 31 of the preceding calendar year.
(c)    Absolute Obligation. Except as expressly provided herein, no provision of this Certificate of Designation shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay liquidated damages, accrued dividends and accrued interest, as applicable, on the shares of Preferred Stock at the time, place, and rate, and in the coin or currency, herein prescribed.
(d)    Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Certificate of Designation shall be governed by and construed and enforced in accordance with the internal laws of the State of Nevada, without regard to the principles of conflict of laws thereof. The Corporation and each Holder, by acceptance of shares of Preferred Stock, hereby irrevocable and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County, Borough of Manhattan, and of the United States District Court for the Southern District of New York, and any appellate court from any district thereof, in any action or proceeding arising out of or relating to this Certificate of Designation, or for recognition or enforcement of any judgment, and each of them hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such federal court. The Corporation and each Holder, by acceptance of shares of Preferred Stock, agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Certificate of Designation shall affect any right that any Holder may otherwise have to bring any action or proceeding relating to this Certificate of Designation against the Corporation or its properties in the courts of any jurisdiction. The Corporation hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Certificate of Designation in any court referred to in this Section 14(d). The Corporation and each Holder, by acceptance of shares of Preferred Stock, hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. The Corporation and each Holder, by acceptance of shares of Preferred Stock, irrevocably consents to service of process in the manner provided for notices in this Certificate of Designation. Nothing in this Certificate of Designation will affect the right of the Corporation or any Holder to serve process in any other manner permitted by law. The Corporation and each Holder, by acceptance of shares of Preferred Stock, hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any legal proceeding directly or indirectly arising out of or relating to this Certificate of Designation or the transactions contemplated hereby (whether based on contract, tort or any other theory). If any party shall commence an action or proceeding to enforce any provisions of this Certificate of Designation, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.
(e)    Waiver. Any waiver by the Corporation or a Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other Holders. The failure of the Corporation or a Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation on any other occasion. Any waiver by the Corporation or a Holder must be in writing.
(f)    Severability. If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.
(g)    Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.
(h)    Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designation and shall not be deemed to limit or affect any of the provisions hereof.
(i)    Status of Redeemed Preferred Stock. Shares of Preferred Stock may only be issued pursuant to the Purchase Agreement, October Transaction Agreement or this Certificate of Designation. If any shares of Preferred Stock shall be redeemed or reacquired by the Corporation, such shares shall resume the status of authorized but unissued shares of preferred stock and shall no longer be designated as Series C-1 9.75% Participating Preferred Stock or Series C-2 9.75% Participating Preferred Stock, as applicable.
(j)    Calculations. Any calculations made by the Corporation or Board of Directors pursuant to this Certificate of Designation shall be undertaken and made in good faith.
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RESOLVED, FURTHER, that the Chairman, the Chief Executive Officer, the president or any vice-president, and the treasurer, assistant treasurer, secretary or any assistant secretary, of the Corporation be and they hereby are authorized and directed to prepare and file this Certificate of Designation in accordance with the foregoing resolution and the provisions of Nevada law.
IN WITNESS WHEREOF, the undersigned have executed this Certificate of Designation this 5th day of March, 2019.

/s/ Ronald D. Ormand	/s/ Joseph C. Daches
Name: Ronald D. Ormand	Name: Joseph C. Daches
Title: Chief Executive Officer	Title: President, Chief Financial Officer and Treasurer